Exhibit 10.16

SERVICE AGREEMENT

between

GPC Biotech Aktiengesellschaft

Fraunhofer Str. 20

82152 Martinsried

(hereinafter “Company”)

and

Dr. Mirko Scherer

Tegelberg Straße 34

D-81545 Munich

(hereinafter “Management Board Member”)

§ 1

Responsibilities

1.	Through the resolution adopted by the Supervisory Board on July 7, 2003, the Management Board Member was appointed to the Management Board to serve as chief financial officer of the Company for a period of 48 months, effective September 1, 2003.

2.	In conjunction with the other appointed members of the Management Board, the Management Board Member shall conduct the affairs of the Company with the due care and diligence of a prudent and conscientious business manager pursuant to the provisions of law, the Articles of Incorporation, the Rules of Internal Procedure for the Management Board as issued by the Supervisory Board, a plan for the allocation of duties, and this agreement. In particular, the Management Board Member shall comply with the instructions of the Supervisory Board.

3.	The Management Board Member shall always act exclusively for the good of the Company and of any enterprises affiliated with it in the future and shall, to be best of his ability, support and promote its interests and objectives, in particular the enhancement of the Company’s profits and shareholder value.

4.	The Management Board Member is obligated to assume, upon demand by the Supervisory Board, Supervisory Board mandates or a seat in similar supervisory bodies in other companies that are affiliated with the Company as well as managerial functions at subsidiaries or enterprises affiliated with the Company. He shall resign from such positions at any time upon demand by the Supervisory Board, and no later than upon the termination of his appointment as Management Board Member.

§ 2

Term of Contract

1.	This Agreement commences on September 1, 2003. It is entered into for a fixed term running to August 31, 2007. The right to termination for cause (§ 13) remains unaffected thereby. This agreement supersedes the existing Service Agreement, which is hereby rescinded without replacement.

2.	By no later than six months prior to the expiration of this Agreement, the chairman of the Supervisory Board shall inform the Management Board Member whether the Supervisory Board has reappointed the Management Board Member as member of the Management Board and whether it is prepared to extend the contract of employment with him in keeping with the term of the reappointment or to enter into a new contract of employment subject to different terms and conditions. The Management Board Member shall thereupon state within two months whether he accepts the reappointment and is prepared to agree to the terms and conditions offered for the continuation or renewal of the contract of employment.

3.	If the Supervisory Board resolves not to appoint the Management Board Member to a new term in office under comparable terms and conditions, the Management Board Member shall receive a settlement corresponding to the base salary for the previous 12 months. This amount shall be paid out on September 1, 2007.

§ 3

Remuneration

1.	The Management Board Member shall receive for his activity a gross annual salary in the amount of

265,623 euros

payable in 12 equal monthly installments through transfer to the account to be designated by the employee, as well as the statutory employer contributions to health and home nursing insurance. The salary shall be reviewed during the 2nd quarter of each year. The financial development of the Company, the personal performance of the Management Board Member, and the increase in the cost of living shall be duly considered thereby.

2.	The annual payment of a bonus is further provided as compensation for the Management Board Member. Payments of regular, ex gratia, profit-sharing, or other bonuses and other benefits shall be made at the recommendation of the chief executive officer (CEO) and are at the absolute discretion of the Supervisory Board. Such benefits may serve as the basis for no legal claim, even if the payment was made repeatedly without an express proviso as to its nonobligatory nature. A contrary provision applies only if the payment is governed by a works agreement or a collective bargaining agreement. If the Management Board Member resigns over the course of the calendar year, he is entitled to a pro rata share.

3.	At the earliest possible time following the signing of this Agreement, the Management Board Member shall receive a one-time amount of 50,000 stock options with a strike price corresponding to the average closing price of the GPC Biotech stock over the previous 5 days, including the date of issue of the stock options to the Management Board Member. This presupposes that the new “contingent capital” necessary therefor has been created by the GPC Biotech 2004 General Meeting of Shareholders. Said options shall vest in 4 annual tranches of 12,500 options each. If the Supervisory Board resolves not to appoint the Management Board Member to a new term in office under comparable terms and conditions, all 50,000 of these options shall vest on an accelerated basis as of August 31, 2007. The structure of the options shall be based on the applicable options plan. The Supervisory Board reserves the right to issue further options to the Management Board Member during the term of the Service Agreement as additional performance-based compensation. Further options shall be issued at the recommendation of the chief executive officer (CEO) and are at the absolute discretion of the Supervisory Board.

4.	The entirety of the Management Board Member’s claim arising from his activity shall be deemed settled by the remuneration pursuant to the preceding paragraphs.

§ 4

Other Benefits

1.	The Company shall insure the Management Board Member against accident resulting in death in the amount of EUR 2 million and against disability in the amount of EUR 3 million.

2.	The Company is obligated to reimburse the Management Board Member—where applicable, in accordance with the Internal Guidelines of the Company—for necessary and reasonable expenses, including travel and entertainment costs. The expenses shall in each case be documented in accordance with tax law, unless flat-rate amounts permitted under tax law are settled.

3.	The Management Board Member can be insured by the Company for the benefit of the Company under a term life policy. The General Meeting of Shareholders shall decide on the amount of indemnity with due consideration of the circumstances. The premiums shall be paid by the Company. The Management Board Member is obligated to undergo any required medical examination.

4.	The Company is obligated to obtain appropriate directors & officers insurance during the term of the Service Agreement. The coverage as of September 1, 2003 comes to EUR 10 million.

§ 5

Vacation

1.	The Management Board Member is entitled to an annual vacation of 30 working days (6 weeks).

2.	The schedule shall be decided in coordination with the Company, taking into account the business interests of the Company.

3.	If the Management Board Member is unable to use some or all of his vacation time by year’s end owing to business or personal reasons, he remains entitled to said vacation time until June 30 of the subsequent year. If some or part of the vacation time cannot be used by that date owing to business reasons, the vacation claim lapses. There is no entitlement to compensation for unused vacation time.

4.	If some or all of the vacation time cannot be granted owing to termination of the employment relationship, a corresponding settlement shall be paid to the Management Board Member.

§ 6

Remuneration During Illness

1.	In the event of illness, the monthly remuneration pursuant to § 3, Paragraph 1 shall continue to be paid for a period of 6 months. The continued payment of emoluments shall not extend beyond the termination of this Service Agreement.

2.	Any payments made by third parties, such as those resulting from liability claims or health insurance coverage, shall be credited to payments paid by the Company insofar as the total of such payments and the payments by the Company exceeds the net emoluments that the Management Board Member would receive pursuant to § 3, Paragraph 1 if he were not unable to work.

3.	If the Management Board Member dies during the term of this Service Agreement, the fixed salary pursuant to § 3, Paragraph 1 shall continue to be paid to his wife or other dependents for the six months following the month of death. If the wife is already deceased at that time, the entitlement passes to the dependent children of the Management Board Member.

4.	If the Management Board Member dies during the term of this Service Agreement, the stock options that would vest over the twelve months following the month of death shall become nonforfeitable and shall pass to the wife or other dependents. If the wife is already deceased at that time, the entitlement passes to the dependent children of the Management Board Member.

§ 7

Duties and Secondary Activity

1.	The Management Board Member shall devote his entire working capacity and all of his knowledge, experience, and know-how to the service of the Company. The Management Board Member is free to set his own working hours, which shall be in keeping with his responsibilities and come to at least 40 hours per week.

2.	Any other gainful employment requires prior written approval by the Supervisory Board. The Management Board Member agrees to provide prior written notice to the Company of any secondary activity that does or may require approval.

3.	The Company may deny or, at any time, revoke its approval of a reported secondary activity only if the respective secondary activity, on its own or in conjunction with other secondary activities, raises the prospect of an impairment of the Management Board Member’s activity for the Company or for enterprises affiliated with it in the future, or of other interests of the Company or of enterprises affiliated with it in the future.

4.	The assumption of offices in supervisory bodies of other enterprises or of honorary positions in organizations requires prior written approval by the Company.

§ 8

Business and Trade Secrets

The Management Board Member is obligated to maintain full confidentiality toward third parties with regard to all business and trade secrets, and to do so beyond the end of the contractual relationship. Any provision of confidential information to unauthorized third parties requires prior written approval by the Supervisory Board.

§ 9

Rights From Inventions and

Suggestions for Technical Improvements

1.	The Management Board Member is obligated to provide prompt written notice to the Company of any invention made by him over the course of the employment relationship that has arisen from his activity for the company or that is substantially based on the experience or work of the company (§ 4 ArbNErfG (Employee Invention Act)).

2.	The Company is entitled within a period of 4 (four) months following the notice to lay claim to the invention through a written statement provided to the Management Board Member. The invention and all rights thereto both domestically and abroad pass to the Company upon receipt of the statement.

3.	If the Company does not lay claim to the invention within 4 (four) months, the Management Board Member is entitled to freely dispose of it.

4.	A Management Board Member who has made a free invention (§ 4 ArbNErfG) during the employment relationship must promptly inform the Company thereof in writing. Before the Management Board Member exploits a free invention elsewhere during the term of the employment relationship, he must first offer the Company a nonexclusive right to use the invention under reasonable terms and conditions if the invention falls within the existing or agreed working field of the Company’s operations at the time of the offer. The Company’s privilege expires if the Company fails to accept the free invention within 3 months.

5.	The Company holds exclusive rights to inventions or technical improvements which the Management Board Member has made or devised during his activity for the Company or in connection with his activity for the Company or on the basis of work for the Company. The Management Board Member assigns all such rights to the Company, and the Company hereby accepts said assignment.

6.	The provisions of the Employee Invention Act, and in particular the provisions concerning remuneration pursuant to §§ 9 ff. ArbNErfG, are otherwise inapplicable.

§ 10

Restraint of Competition

The Management Board Member is prohibited for the duration of this Agreement from working, for his own account or that of another, and on an employee or independent contractor basis, for an enterprise that is similar to the Company or that is or could become a competitor of it. Likewise, for the duration of this Agreement the Management Board Member is not permitted to found or acquire such an enterprise, to acquire a direct or indirect interest therein, or to provide support for such an enterprise. Ownership of shares in a listed company that amounts to less than 5% of all shares and does not entitle him to exercise influence over the bodies of the respective company shall not be deemed an interest within the meaning of the preceding provision.

§ 11

Contractual Penalty

1.	For each instance of contravention of the restraint of competition within the meaning of § 10 or of the secrecy obligation pursuant to § 8, the Management Board Member shall pay a contractual penalty in an amount corresponding to the average monthly remuneration received over the 12 months preceding his departure pursuant to § 3, Paragraph 1 of this Agreement.

2.	In the event of an ongoing breach, the contractual penalty pursuant to § 1 is imposed anew for each month or part of a month.

3.	Other claims by the Company arising from contravention of the restraint of competition or of the secrecy obligation are unaffected by the preceding provisions.

§ 12

Change of Control

In the event of a Change of Control, the Addendum to Service Agreement approved by the Supervisory Board and signed on May 1, 2003 by the Supervisory Board chairman and the Management Board Member and the payments associated therewith enter into force. The definition of “Change of Control” and the associated payments are set forth in detail therein. The Addendum to Service Agreement is attached hereto as an appendix. With regard to other financial legal claims under this new Service Agreement of September 1, 2003 (upon early termination of this Service Agreement as a result of a Change of Control), and the claims under the Addendum to Service Agreement of May 1, 2003 upon a Change of Control, in each case the better set of terms and conditions enters into force, but not both (i.e., the claims under the two agreements are not combined). The other obligations of the Company toward the Management Board Member arising from this Agreement remain unaffected by such a Change of Control. The option period remains the same. The other obligations of the Company toward the Management Board Member arising from this Agreement remain unaffected by such a Change of Control.

§ 13

Termination, Dissolution of Contract

1.	The termination of this Agreement for cause remains unaffected for both parties; the following in particular are considered cause for termination by the Company:

a)	Violation of the substantive provisions of this Agreement or of the restrictions imposed on him in the internal relationship by provisions of law, the Articles of Incorporation, the Management Board Rules of Internal Procedure, or instructions issued by the Supervisory Board;

b)	Fault upon conclusion of contract, in particular deception concerning another service or employment relationship that simultaneously entails obligations, especially in the case of conflict of interest;

c)	Persistent and willful breach of the responsibilities and duties assigned to the Management Board Member;

d)	Breaches of the duty of loyalty toward the Company, toward any enterprises affiliated with it in the future, toward its bodies or employees, or toward business partners of the Company or of any enterprises affiliated with it in the future, in particular through violation of the ban on secondary activity (§ 7), the secrecy requirement (§ 8), and/or the restraint of competition (§ 10);

e)	Other breaches of duty through willful nonobservance of qualified instructions or the deliberate provision of incomplete information to a body of the Company or to a competent committee;

f)	Uncontested or proven criminal acts by the Management Board Member, especially crimes against property;

g)	Defamation of members of bodies or of executive employees, in particular through calumny or slander;

2.	Notice of termination shall be provided by registered letter.

3.	In each case of termination, the Company may, at its own discretion, and independently of the effectiveness of the termination and with reservation of its other rights, release the Management Board Member from his activity for the Company or entrust him with other responsibilities that may be regarded as appropriate with respect to the professional qualifications of the Management Board Member.

§ 14

Surrender of Documents

1.	Upon the termination of this Agreement—or, in the case of earlier release, at the time of release—the Management Board Member is obligated to return to the Company, promptly and unsolicited, all documents, drawings, and other materials connected with his activity for the Company or relating to affairs of the Company. The Management Board Member is not entitled to exercise a right of retention to such articles.

2.	The Management Board Member’s duty to surrender also extends to other articles belonging to the Company, such as keys and supplies.

§ 15

Concluding Provisions

1.	Contractual amendments or additions must be in writing and require the approval of the Supervisory Board; this also applies to the preceding subsentence.

2.	Should individual provisions of this Agreement be or become void, the validity of the remaining provisions herein shall not be affected. The void provision shall be replaced by a provision that comes as close as possible to the economic purpose aspired to. The same applies to any gaps in this Agreement.

3.	This Service Agreement is governed by the laws of Germany. The exclusive venue, insofar as it is permissible, is Munich (Regional Court I).

Planegg/Martinsried, September 1, 2003

/s/ Prof. Dr. Jürgen Drews	/s/ Dr. Mirko Scherer
Prof. Dr. Jürgen Drews Chairman of the Supervisory Board GPC Biotech AG	Dr. Mirko Scherer